Exhibit 99.1

FOR IMMEDIATE RELEASE

RADCOM REPORTS STRONG RESULTS FOR Q1 2015:
16% REVENUE GROWTH, RECORD 82% GROSS MARGIN,
$1.3M OPERATING PROFIT, $0.10 EPS (NON-GAAP)

TEL-AVIV, Israel – April 28, 2014-- RADCOM Ltd. (NASDAQ: RDCM), a leading provider of service assurance and customer experience solutions, today reported its financial results for the first quarter ended March 31, 2015.

In $ thousands	Q1 2015	Q1 2014	YOY Change	Q4 2014
Revenues	$6,354	$5,471	16.1%	$7,188
Gross margin	82.2%	67.6%	-	74.6%
Operating margin (non-GAAP)	20.1%	0.8%	-	31.4%
Net profit (loss) (GAAP)	$437	$110	297%	$(367)
Net profit (non-GAAP)	$821	$248	231%	$1,795

Financial Results
RADCOM’s revenues for the first quarter increased by 16.1% to $6.4 million from $5.5 million in the first quarter of 2014. Gross margin (non-GAAP) for the quarter reached 82.2%, an all-time record for the Company and well above its long-term target of >75%, reflecting the predominance of software-based MaveriQ deployments in the revenue mix. With higher revenues, a record gross margin and steady expenses, the Company achieved $1.3 million in non-GAAP operating profit and a 20.1% operating margin.

GAAP-based net income for the quarter totaled $437,000, or $0.05 per ordinary share (basic and diluted), a 297% increase compared with $110,000, or $0.01 per ordinary share (basic and diluted), in the first quarter of 2014. On a non-GAAP basis, net income totaled $821,000, or $0.09 per ordinary diluted share ($0.10 per basic share), a 231% increase compared with $248,000, or $0.03 per ordinary share (basic and diluted), in the first quarter of 2014.

Comments of Management
“We are very pleased with our Q1 results, which continue to demonstrate the positive effect that the MaveriQ solution has had on our revenues, profits and margins,” commented Mr. David Ripstein, RADCOM’s President and CEO.

“We are very pleased that MaveriQ has proven to be such a good fit for market needs, and that it continues to lead in terms of both innovation and quality. Its shorter deployment cycle, coupled with the operational improvements that we implemented last year, are enabling us to recognize revenues more rapidly than in the past – often in just months rather than years. This is enhancing customer satisfaction while reducing our risk, deployment expenses and inventory, giving us the healthy business platform that we need to support continued growth in the year ahead. To leverage MaveriQ’s full market potential, we have increased – and continue to increase – our sales and marketing force.”

Earnings Conference Call
RADCOM's management will hold an interactive conference call today at 9:00 AM Eastern Time (16:00 Israel Time) to discuss the results and to answer participants' questions. During the conference call, Management will be referring to a presentation that is available from the investor section of RADCOM’s website at www.radcom.com/investor-relations.

To join the call, please call one of the following numbers approximately five minutes before the call is scheduled to begin:

From the US (toll-free): + 1-888-668-9141

From other locations: +972-3-918-0609

For those unable to listen to the call at the time, a replay will be available from April 24th on RADCOM's website.

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Contact:
Uri Birenberg
CFO
(+972) 77-774-5060
urib@radcom.com

Tally Kaplan Porat
Director of Marketing Communications
+972.52.2455708
+1 408.805.3009
tallyk@radcom.com

About RADCOM
RADCOM provides innovative service assurance and customer experience management solutions for leading telecom operators and communications service providers. RADCOM specializes in solutions for next-generation mobile and fixed networks, including LTE, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband. RADCOM's comprehensive, carrier- grade solutions are designed for big data analytics on terabit networks, and are used to prevent service provider revenue leakage and to enhance customer care management. RADCOM's products interact with policy management to provide self-optimizing network solutions. RADCOM's shares are listed on the NASDAQ Capital Market under the symbol RDCM. For more information, please visit www.radcom.com

Non-GAAP Information
Certain non-GAAP financial measures are included in this press release. These non-GAAP financial measures are provided to enhance the reader's overall understanding of our financial performance. By excluding non-cash stock-based compensation that has been expensed in accordance with ASC Topic 718, our non-GAAP results provide information to both management and investors that is useful in assessing our core operating performance and in evaluating and comparing our results of operations on a consistent basis from period to period. These non-GAAP financial measures are also used by management to evaluate financial results and to plan and forecast future periods.  The presentation of this additional information is not meant to be considered a substitute for the corresponding financial measures prepared in accordance with GAAP.

Risks Regarding Forward-Looking Statements

Certain statements made herein that use words such as “estimate,” “project,” “intend,” “expect,” “'believe”, "may", "might", "predict", "potential", "anticipate", "plan" or similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties that could cause the actual results, performance or achievements of the Company to be materially different from those that may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in the demand for the Company’s products, inability to timely develop and introduce new technologies, products and applications, and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company’s business, reference is made to the Company’s reports filed from time to time with the United States Securities and Exchange Commission. The Company does not undertake to revise or update any forward-looking statements for any reason.

RADCOM Ltd.
Consolidated Statements of Operations
(1000's of U.S. dollars, except share and per share data)

	Three months ended March 31,
	2015	2014
	(unaudited)	(unaudited)
Sales	$6,354	$5,471
Cost of sales	1,138	1,772
Gross profit	5,216	3,699

Research and development, gross	1,638	1,568
Less - royalty-bearing participation	-	298
Research and development, net	1,638	1,270

Sales and marketing	2,041	1,947
General and administrative	641	578
Total operating expenses	4,320	3,795

Operating profit (loss)	896	(96)
Financing income (expenses), net	(452)	206
Income before taxes	444	110
Taxes	(7)	-

Net profit	$437	$110

Basic and diluted net income (loss) per ordinary Share	$0.05	$0.01

Weighted average number of ordinary shares used in computing basic net income (loss) per ordinary share	8,464,565	7,972,326
Weighted average number of ordinary shares used in computing diluted net income (loss) per ordinary share	9,039,676	8,467,374

 RADCOM Ltd.
RECONCILIATION OF GAAP TO NON-GAAP FINANCIAL INFORMATION
(1000's of U.S. dollars, except share and per share data)

	Three Months Ended
	March 31,
	2015	2014
	(unaudited)	(unaudited)

GAAP net income (loss)	$437	$110
Stock-based compensation (1)	384	138
Non-GAAP net income (loss)	$821	$248

Non-GAAP net income (loss) per share (basic)	$0.10	$0.03

Non-GAAP net income (loss) per share (diluted)	$0.09	$0.03

Number of shares used in computing Non-GAAP net income (loss) per share (basic)	8,464,565	8,510,132

Number of shares used in computing Non-GAAP net income (loss) per share (diluted)	9,039,676	8,467,374

(1) Stock-based compensation:
Cost of sales	9	4
Research and development	165	46
Sales and marketing	91	50
General and administrative	119	38
	384	138

RADCOM Ltd. Consolidated Balance Sheets (1000's of U.S. dollars)

	As of	As of
	March 31, 2015	December 31, 2014
	(unaudited)	(audited)
Current Assets
Cash and cash equivalents	3,974	6,848
Restricted cash	31	32
Trade receivables, net	8,265	5,477
Inventories	2,010	2,699
Other receivables	1,934	1,411
Total Current Assets	16,214	16,467

Severance pay fund	2,903	3,051

Other long-term receivables	-	600

Property and equipment, net	194	200

Total Assets	19,311	20,318

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	1,087	1,524
Deferred revenue and advances from customers	647	765
Employee and payroll accruals	2,009	2,377
Other payables and accrued expenses	1,619	1,739
Total Current Liabilities	5,362	6,405

Long-Term Liabilities
Deferred revenue	167	198
Accrued severance pay	3,394	3,453
Total Long-Term Liabilities	3,561	3,651

Total Liabilities	8,923	10,056

Shareholders' Equity
Share capital	364	361
Additional paid-in capital	66,623	68,059
Accumulated other comprehensive loss	(1,908)	(1,062)
Accumulated deficit	(54,691)	(57,096)
Total Shareholders' Equity	10,388	10,262

Total Liabilities and Shareholders' Equity	19,311	20,318